Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Goldman Sachs International

Plumtree Court

25 Shoe Lane

London EC4A 4AU

United Kingdom

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

November 2, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:	Melissa Kindelan Christine Dietz Austin Pattan Jan Woo

Re: Cian PLC

Registration Statement on Form F-1 (File No. 333-260218)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and offering, we, the representatives of the underwriters (the “Representatives”), wish to advise you that, there has been distributed or will be distributed to each underwriter or dealer who is reasonably anticipated to participate in the distribution of the security as many copies of Cian PLC's (the "Company") preliminary prospectus dated October 28, 2021 as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned Representatives, have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on November 4, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Latham & Watkins LLP, may request.

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

Acting severally on behalf of themselves and the several underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Lulica Batista Rocha
Name: Lulica Batista Rocha
Title: Executive Director

GOLDMAN SACHS INTERNATIONAL

By:	/s/ John Wickinson
Name: John Wickinson
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Alex Smigelski
Name: Alex Smigelski
Title: Vice President

[Signature Page to Underwriters’ Acceleration Request]